UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant’s name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Note Financing

On February 10, 2026, the Company entered into a Note Purchase Agreement with an investor (“Investor”), pursuant to which the Company issued and sold to the Investor a Secured Promissory Note in the original principal amount of $3,330,000.00 (the “Note”). The Note carries an original issue discount of $300,000.00 (the “OID”). In addition, the Company agreed to pay $30,000.00 to Investor to cover Investor’s legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of the Note (the “Transaction Expense Amount”). The OID and the Transaction Expense Amount are included in the initial principal balance of the Note. The purchase price of the Note is $3,000,000.00, computed as follows: $3,330,000.00 initial principal balance, less the OID, less the Transaction Expense Amount. The Company consummated the offering of the Note (“Offering”) on February 10, 2026. The Company’s placement agent, Maxim Group LLC, was paid $210,000.00 in commissions, or seven percent (7%) of the gross proceeds from the Offering. The Company received offering proceeds of $2,740,440.00 following the deduction of legal fees and placement agent fees.

Note Purchase Agreement

Pursuant to the Note Purchase Agreement, until all obligations under the Transaction Documents (as defined below) are paid and performed in full (or as otherwise expressly provided), the Company covenants that: (i) for so long as the Investor beneficially owns the Note and for at least twenty (20) Trading Days thereafter, the Company shall timely file all reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), maintain adequate current public information in compliance with Rule 144 under the Securities Act of 1933, as amended, and remain a reporting issuer under the Exchange Act; (ii) the Company’s Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) shall remain listed or quoted on NYSE, NYSE American, or Nasdaq, as applicable; (iii) trading in the Ordinary Shares shall not be suspended, halted, chilled, frozen, reach zero bid, or otherwise cease on the Company’s principal trading market, other than due to market-wide trading suspensions; (iv) neither the Company nor any subsidiary shall effect any Restricted Issuance (as defined below) without the Investor’s prior written consent, unless the proceeds are used to repay the Note in full; (v) the Company shall not enter into any agreement or covenant that restricts or prohibits a variable-rate transaction with the Investor or its affiliates or the issuance of any Company securities to the Investor or its affiliates; (vi) neither the Company nor AGSB shall grant any lien, security interest, or encumbrance on any assets without the Investor’s prior written consent; (vii) the Company shall not permit AGSB to sell, transfer, or issue any equity, voting rights, or other equity interests; (viii) the Company shall not permit AGSB to incur indebtedness other than in the ordinary course of business; and (ix) any newly formed or acquired subsidiary or business shall execute a guaranty substantially similar to the Guaranty within ten (10) Trading Days of such formation or acquisition.

After an Event of Default (as defined below), the Investor may seek injunctive relief: (i) prohibiting any issuance of Ordinary Shares or preferred stock unless fifty percent (50%) of gross proceeds are contemporaneously applied to the Note; (ii) invalidating any lock-up imposed in breach of clause (v) of the immediately preceding paragraph; and (iii) preventing the consummation of any Fundamental Transaction (as defined below) unless the Note is repaid in full or the Investor provides written consent.

“Transaction Documents” means the Note, the Security Agreement, the Pledge Agreement, the Guaranty, and all other certificates, documents, agreements, resolutions and instruments delivered to any party under or in connection with the Note Purchase Agreement, as the same may be amended from time to time.

“Trigger Event” means any of the following: (i) the Company fails to pay any principal, interest, fees, charges, or any other amount when due and payable hereunder; (ii) a receiver, trustee or other similar official shall be appointed over the Company or a material part of its assets and such appointment shall remain uncontested for twenty (20) days or shall not be dismissed or discharged within sixty (60) days; (iii) the Company becomes insolvent or generally fails to pay, or admits in writing its inability to pay, its debts as they become due; (iv) the Company makes a general assignment for the benefit of creditors; (v) the Company files a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); (vi) an involuntary bankruptcy proceeding is commenced or filed against the Company; (vii) the Company enters into a definitive agreement that contemplates a Fundamental Transaction that does not include as a condition to closing the full repayment of the Note, or the Company consummates a Fundamental Transaction where the Note is not repaid in full at the closing of such Fundamental Transaction; (viii) the Company fails to observe or perform any covenant set forth in Section 4 of the Note Purchase Agreement; (ix) the Company defaults or otherwise fails to observe or perform any covenant, obligation, condition or agreement of the Company contained herein or in any other Transaction Document (as defined in the Purchase Agreement), other than those specifically set forth in this definition and Section 4 of the Note Purchase Agreement; (x) any representation, warranty or other statement made or furnished by or on behalf of the Company to the Investor herein, in any Transaction Document, or otherwise in connection with the issuance of the Note is false, incorrect, incomplete or misleading in any material respect when made or furnished; (xi) any money judgment, writ or similar process is entered or filed against the Company or any subsidiary of the Company or any of its property or other assets for more than $500,000.00, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) calendar days unless otherwise consented to by the Investor; or (xii) the Company or any subsidiary of the Company, breaches any covenant or other term or condition contained in any Other Agreements.

“Event of Default” means a Trigger Event which becomes an event of Default. At any time following the occurrence of a Trigger Event, the Investor may, at its option, send written notice to the Company demanding that the Company cure the Trigger Event within five (5) Trading Days or ten (10) Trading Days with respect to the other Trigger Events. If the Company fails to cure the Trigger Event within the required five (5) or ten (10) Trading Day cure period, as applicable, such Trigger Event becomes an event of Default under the Note.

“Fundamental Transaction” means: (a) (i) the Company or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, consolidate or merge with or into (whether or not the Company or any of its subsidiaries is the surviving corporation) any other person or entity, (ii) the Company or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person or entity, (iii) the Company or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, allow any other person or entity to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of voting stock of the Company (not including any shares of voting stock of the Company held by the person or persons making or party to, or associated or affiliated with the persons or entities making or party to, such purchase, tender or exchange offer), (iv) the Company or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other person or entity whereby such other person or entity acquires more than 50% of the outstanding shares of voting stock of the Company (not including any shares of voting stock of the Company held by the other persons or entities making or party to, or associated or affiliated with the other persons or entities making or party to, such stock or share purchase agreement or other business combination), (v) the Company or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, reorganize, recapitalize or reclassify the Ordinary Shares or preferred shares, other than an increase in the number of authorized Ordinary Shares or preferred shares, (vi) the Company transfers any material asset to any subsidiary, affiliate, person or entity under common ownership or control with The Company, or (vii) The Company pays or makes any monetary or non-monetary dividend or distribution to its shareholders; or (b) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act (as defined in the Note Purchase Agreement) and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding voting stock of the Company.

“Other Agreements” means, collectively, (i) all existing and future agreements and instruments between, among or by the Company (or an affiliate), on the one hand, and the Investor (or an affiliate), on the other hand, and (ii) any financing agreement or a material agreement that affects the Company’s ongoing business operations.

“Restricted Issuance” means the issuance, incurrence or guaranty of any debt obligations (including any merchant cash advance, account receivable factoring or other similar agreement), other than trade payables in the ordinary course of business, or the issuance of any securities that (i) have or may have conversion rights of any kind, contingent, conditional or otherwise, in which the number of shares that may be issued pursuant to such conversion right varies with the market price of the Ordinary Shares; (ii) are or may become convertible into Ordinary Shares (including without limitation convertible debt, warrants or convertible preferred shares), with a conversion price that varies with the market price of the Ordinary Shares, even if such security only becomes convertible following an event of default, the passage of time, or another trigger event or condition; (iii) have a fixed conversion price, exercise price or exchange price that is subject to being reset at some future date at any time after the initial issuance of such debt or equity security (A) due to a change in the market price of Company’s Ordinary Shares since the date of the initial issuance or (B) upon the occurrence of specified or contingent events directly or indirectly related to the business of Company (including, without limitation, any “full ratchet” or “weighted average” anti-dilution provisions, but not including any standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction); or (iv) are issued or to be issued in connection with Section 3(a)(9) exchange, a Section 3(a)(10) settlement, or any other similar settlement or exchange. For the avoidance of doubt, Ordinary Shares issued pursuant to any of the following will not be considered Restricted Issuances: (i) at-the-market facilities; or (ii) primary offerings of Ordinary Shares, convertible preferred stock, or warrants without variable price mechanics or anti-dilution or other similar mechanics that would allow for the reduction of the conversion price of the convertible preferred stock or the exercise price of the warrants.

The Note Purchase Agreement is filed herein as Exhibit 10.1. Capitalized terms used in the “Note Purchase Agreement” subsection of this Form 6-K have the meanings set forth in the Note Purchase Agreement.

Secured Promissory Note

The Note has an original principal amount of $3,330,000.00 and carries an OID of $300,000.00. Any interest, fees, charges, and late fees accrued under the Note (“Issuance Date”) are due on the date that is six (6) months after the issuance date of the Note (the “Maturity Date”). The Note bears interest on its Outstanding Balance at the rate of nine percent (9%) per annum from the Issuance Date until the same is paid in full. Interest is computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of the Note on the Maturity Date. The Company may prepay the Note without any penalties.

Each time the Company receives any funds in connection with any fundraising or financing transaction (including, but not limited to, any warrant exercises, “at the market” financing, equity line of credit or debt financing), it shall immediately make a mandatory prepayment under the Note in an amount equal to the lesser of (a) thirty-three percent (33%) of the amount raised in such transaction, and (b) the Outstanding Balance due under the Note as of the closing date of such financing, payable within two (2) Trading Days of receiving such amount.

On up to two (2) separate occasions, the Company may extend the Maturity Date by three (3) months by sending the Investor ten (10) days’ prior written notice. Each time the Company exercises this extension right, the Outstanding Balance will automatically increase by seven-and-a-half percent (7.5%).

Subject to the terms of the Note, at any time after the occurrence of any Trigger Event, Investor may, at its option, increase the Outstanding Balance by applying the Trigger Effect (as defined below). At any time following the occurrence of a Trigger Event, Investor may, at its option, send written notice to Borrower demanding that Borrower cure the Trigger Event described in clause (a) of Section 3.1 (the Company fails to pay any principal, interest, fees, charges, or any other amount when due and payable) within five (5) Trading Days or ten (10) Trading Days with respect to the other Trigger Events. If Borrower fails to cure the Trigger Event within the required five (5) or ten (10) Trading Day cure period, as applicable, such Trigger Event will automatically become an Event of Default.

At any time and from time to time following the occurrence of any Event of Default, Investor may accelerate the Note by written notice to Borrower, with the Outstanding Balance becoming immediately due and payable in cash at the Mandatory Default Amount (as defined below). Notwithstanding the foregoing, upon the occurrence of any Trigger Event described in clauses (b) – (f) of Section 3.1, an Event of Default will be deemed to have occurred and the Outstanding Balance as of the date of the occurrence of such Trigger Event shall become immediately and automatically due and payable in cash at the Mandatory Default Amount, without any written notice required by Investor for the Trigger Event to become an Event of Default. At any time after the occurrence of any Event of Default, upon written notice given by the Investor to the Company, interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to the lesser of twenty-two percent (22%) per annum or the maximum rate permitted under applicable law (“Default Interest”).

“Mandatory Default Amount” means the Outstanding Balance following the application of the Trigger Effect.

“Major Trigger Event” means any Trigger Event occurring under Sections 3.1(a) - 3.1(h) of the Note.

“Minor Trigger Event” means any Trigger Event that is not a Major Trigger Event.

“Trigger Effect” means multiplying the Outstanding Balance as of the date the applicable Trigger Event occurred by (a) fifteen percent (15%) for each occurrence of any Major Trigger Event, or (b) five percent (5%) for each occurrence of any Minor Trigger Event, and then adding the resulting product to the Outstanding Balance as of the date the applicable Trigger Event occurred, with the sum of the foregoing then becoming the Outstanding Balance under the Note as of the date the applicable Trigger Event occurred; provided, however, that the aggregate application of the Trigger Effect may not exceed twenty-five percent (25%).

Any fees, balance adjustments, Default Interest or other charges assessed under the Note are not penalties but instead are intended by the parties to be, and shall be deemed, liquidated damages.

A form of the Note is filed herein as Exhibit 10.2. Capitalized terms used in the “Secured Promissory Note” subsection of this Form 6-K have the meanings set forth in the Note.

Security Agreement, Pledge Agreement, and Guaranty

The Company’s obligations under the Note and the other Transaction Documents are secured by: (i) all of Company’s assets, as further described in the Security Agreement (the “Security Agreement”), a form which is filed herein as Exhibit 10.3; (ii) a pledge of Company’s ordinary shares in Agroz Group Sdn. Bhd., a Malaysian company (“AGSB”) which is the subsidiary of the Company, pursuant to the terms of the Pledge Agreement (the “Pledge Agreement”) a form which is filed herein as Exhibit 10.4; and (iii) a guarantee of the Company’s obligations pursuant to the Transaction Documents by AGSB pursuant to the Guaranty, a form of which is filed herein as Exhibit 10.5.

Under the Security Agreement, the Company pledged and granted to the Investor a first-position security interest in the Collateral (as defined below), as security for the Obligations (as defined below). Amongst other things, the Company also agreed not to sell or otherwise dispose, or offer to sell or otherwise dispose, of the Collateral or any interest therein (other than inventory in the ordinary course of business) and not to, directly or indirectly, allow, grant or suffer to exist any Lien (as defined in the Security Agreement”) upon any of the Collateral, other than Permitted Liens (as defined in the Security Agreement). Under the Pledge Agreement, the Company granted the Investor a first-position security interest in all of the ordinary shares of AGSB held by the Company. Under the Guaranty, AGSB agreed guarantee the Obligations (as defined in the Guaranty).

“Collateral” means all right, title, interest, claims and demands of the Investor in and to the property described in Schedule A of the Security Agreement, and to all replacements, proceeds, products, and accessories thereof.

“Obligations” means all loans, advances, future advances, debts, liabilities and obligations, howsoever arising on or after February 10, 2026, owed by the Company to the Investor or any affiliate of the Investor of every kind and description, whether created by the Note, the Security Agreement, any other Transaction Documents, any future loan or other agreements between the Company and the Investor (or any affiliate of the Investor), any modification or amendment to any of the foregoing, guaranty of payment or other contract or by a quasi-contract, tort, statute or other operation of law, whether incurred or owed directly to the Investor or as an affiliate of the Investor or acquired by the Investor or an affiliate of the Investor by purchase, pledge or otherwise, (b) all costs and expenses, including attorneys’ fees, incurred by the Investor or any affiliate of the Investor in connection with the Note or in connection with the collection or enforcement of any portion of the indebtedness, liabilities or obligations described in the foregoing clause (a), (c) the payment of all other sums, with interest thereon, advanced in accordance herewith to protect the security of the Security Agreement, and (d) the performance of the covenants and agreements of the Company contained in the Security Agreement and all other Transaction Documents.

SUBMITTED HEREWITH

EXHIBIT

10.1+	Note Purchase Agreement
10.2+	Form of Secured Promissory Note
10.3+	Form of Security Agreement
10.4+	Form of Pledge Agreement
10.5+	Form of Guaranty

+	Portions of this exhibit have been redacted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agroz Inc.

/s/ Gerard Kim Meng Lim
Gerard Kim Meng Lim, Chief Executive Officer
Date: February 13, 2026